SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 29, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43 B
OARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Extraordinary General Shareholders’ Meeting,
Held on May 29, 2008 at 14:00 p.m.

(Minutes drawn up in summarized form, pursuant to § 1st of article 130 of Law 6,404/76)

Date, time and place:

On May 29, 2008, at 2:00 p.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”) in the city of Brasilia - DF, at SIA SUL, ASP, Lote D, Bloco B.

Summons:

Summons notice published pursuant to article 124 of Law 6,404/76 in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette), in the editions of April 29 and 30 and May 02, 2008

Presence:

Shareholders representing more than 99% of the Company’s voting capital were present, according to records and signatures existent in the Book of Registration of Present Shareholders. Messrs. Paulo Narcélio Simões Amaral, Company´s Chief Financial Officer and Investor Relations Officer, Fábio de Oliveira Moser, Corporate Governance and Corporate Business Officer, José Arthur Escodro, Fiscal Council’s Chairman, and Darwin Corrêa, Company´s Legal Director.

Meeting’s Board:

Once the legal quorum was confirmed, and pursuant to article 17 of the Company’s Bylaws, the meeting was established and Messrs. Darwin Corrêa and Filipe Laudo de Camargo were elected to preside over the meeting and act as secretary, respectively.

Day’s Agenda:

1. To approve the settlements and transactions in the “Public Instrument of Transaction, Resignation and Settlement” (“Transaction Instrument”) entered into by Telemar Norte Leste S.A., Opportunity Fund and Others, which depend on a resolution of the Shareholders’ Meeting, pursuant to the Company’s Extraordinary Shareholders’ Meeting of April 28, 2006.

Resolutions:

As per the President’s proposal, the shareholders attending the meeting resolved, by unanimity, that the minutes in connection with this Extraordinary Shareholders’ Meeting be drafted in summarized form, as well that they be published without the signatures of the shareholders that were present thereat, pursuant to article 130 of Law 6,404/76.

Also by unanimity, the reading of the matters included in the day’s agenda was exempted.

Regarding item 1 of the day’s agenda, the Transaction Instrument was approved by unanimous vote, with the abstention of Brasil Telecom Participações S.A. The Company is authorized to take all necessary measures to negotiate and terminate all the lawsuits approved pursuant to the Minutes of the Extraordinary and General Shareholders Meeting of April 28, 2006.

The shareholders in attendance recognize for all legal purposes that the item of this Meeting’s agenda was approved without the participation of the controlling shareholders.

Notice to Shareholders:

The Company informed that the publications provided for in Law 6,404/76 will be made in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette).

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders who formed the quorum required for the approval of the resolutions made above.

Brasília, May 29, 2008.

Darwin Corrêa	Filipe Laudo de Camargo
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.